A Brand like a Friend



Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2005-01-21

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Social Responsibility: Henkel Placed in Top Ten".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 186-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

VCmail
Gesendet von: Irene Honisch
21.01.2005 09:39
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An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: PI "Social Responsibility: Henkel Placed in Top Ten"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Social Responsibility: Henkel Placed in Top Ten", which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Press Release

Social Responsibility:

Henkel Placed in Top Ten

World's first ever study into corporate social responsibility / German business magazine "Manager Magazin" commissions analysis of 80 European corporations / Independent committee of experts

Düsseldorf – Four German corporations appear among the first ten leading European companies ranked by social responsibility. In the study commissioned by the renowned German business magazine "Manager Magazin" and presented this week in Berlin, Henkel was placed 10th out of 80 European corporations. The independent jury comprising leading experts in

the fields of corporate social responsibility and corporate citizenship thus acknowledged the level of social responsibility shown by Henkel as a company and its wide-ranging engagement at home and abroad. The expert committee awarded Henkel high scores in the categories personnel development, social involvement, financial performance, transparency and environmental protection. With effect from the start of 2005, the company has brought all its corporate citizenship and social responsibility activities under one umbrella in the form of the "Henkel Smile" program.

The "Manager Magazin" people explained their decision to commission a study into the corporate social responsibility of major companies in Europe stating that, in this age of globalization and the deregulation of social systems, it is becoming ever more

important to include the social aspects of the business models and operations of companies when assessing their performance.

Prof. Dr. Ulrich Lehner, chairman of the Henkel board, responded to Henkel's placement in Europe's top ten with the following words: "This high ranking is the result of our long-standing and successful strategy to institute a wide range of activities in keeping with our position in society and the social responsibility that derives from this. Our economic objectives have never been allowed to collide with our obligations as a corporate citizen. Companies such as Henkel that have firmly their sights set on the long-term development of their enterprise value must, when planning for growth, take environmental and social aspects into account as these are critical both to their corporate reputation and to maintaining a solid basis for their continued existence.

The independent committee of experts awarded high points to Henkel in the personnel development category, citing in particular two initiatives that have been in place since 1998. Through these, the company has specifically promoted social projects run – in their spare time and on a voluntary basis – by current and retired employees of the company from all around the world. Through these programs, the company has provided support and sponsorship for projects in the fields of social amelioration, schools and education, health, art and culture, science, the environment and sport. However, Henkel is also directly engaged in these self-same fields within the framework of its Community Involvement program involving support and sponsorship activities implemented at its site locations around the world. The company maintains transparency in relation to its social involvement through a wide range of information media for its current and retired employees as well as for public consumption, with the financial resources assigned to each project also being readily disclosed.

Henkel Smile

Since the beginning of this year, Henkel has pooled all its international corporate citizenship initiatives, i.e. the socially aligned activities extending beyond its business operations, under the "Henkel Smile" umbrella. Incorporated within this program are sponsorship and community involvement activities, donations management and the MIT initiative (Make and Impact on Tomorrow) in which Henkel provides financial and material support for, in particular, social projects and institutions in which its own current and retired employees are engaged on a voluntary basis. And there is more: Henkel is also endeavoring to join with its business partners in a common acceptance of their joint social responsibilities.

Henkel - A Brand like a Friend

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

January 20, 2005

Henkel Group
Corporate Communications

Ernst Primosch
Phone +49-211-797-3533
Fax +49-211-798-2484

Michael Rolf Fischer
Phone +49-211-797-4191
Fax +49-211-798-4040

E-Mail: press@henkel.com
Internet: www.press.henkel.com, www.citizenship.henkel.de

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